

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2020

Amir Adnani
President and Chief Executive Officer
URANIUM ENERGY CORP.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia
Canada V6E 2Y3

  Re: URANIUM ENERGY CORP.
    Registration Statement on Form S-3
    Filed January 10, 2020
    File No. 333-235878

Dear Mr. Adnani:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Tom Deutsch, Esq.